16000014

SEC MAIL PROCESSING
Received

JAN 12 2016

WASH, D.C.

UNITED STATES
IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26080

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/1/14 (MM/DD/YY) AND ENDING 10/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Rothschild Lieberman LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Whitehall Street
(No. and Street)

New York (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fredric Obsbaum (212) 897-1694
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc.
(Name - if individual, state last, first, middle name)

9221 Corbin Avenue Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

Rothschild Lieberman LLC

Statement of Financial Condition

October 31, 2015

AFFIRMATION

I, Jeffrey Galvani, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Rothschild Lieberman LLC for the year ended October 31, 2015, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Principal JEFFREY GALVANI

Subscribed and sworn
to before me this 11th
day of January, 2016

Nancy Mallozzi

NANCY MALLOZZI
NOTARY PUBLIC-STATE OF NEW YORK
No. 01MA6177128
Qualified in Kings County
My Commission Expires November 13, 2019

Rothschild Lieberman LLC

Index
TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Report of independent Registered Public Accounting Firm.
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Income.
[ ] Statement of Changes in Equity.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[ ] A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).
[ ] Independent Auditors' Report Regarding Rule 15c3-3 exemption
[ ] Rule 15c3-3 Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Rothschild Lieberman LLC

Index
October 31, 2015

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Members of
Rothschild Lieberman LLC:

We have audited the accompanying statement of financial condition of Rothschild Lieberman LLC ("the Company") as of October 31, 2015 (the "financial statement"). This financial statement is the responsibility of Rothschild Lieberman LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Rothschild Lieberman LLC as of October 31, 2015, in conformity with accounting principles generally accepted in the United States.

Breard & Associates, Inc.
Certified Public Accountants

New York, New York
January 8, 2016

Rothschild Lieberman LLC

Statement of Financial Condition
October 31, 2015

Assets	
Receivable from clearing broker	$ 267,930
Securities owned, at market value	1,342,500
Fixed assets, net of accumulated depreciation and amortization of $32,282	128,934
Other assets	210,606
Total assets	$ 1,949,970
Liabilities and Members' Equity	
Accounts payable, accrued expenses and other liabilities	$ 314,709
Deferred rent	44,584
Total liabilities	359,293
Members' equity	1,590,677
Total liabilities and members' equity	$ 1,949,970

The accompanying notes are an integral part of these financial statements.

1. Organization and Business

Rothschild Lieberman LLC (the "Company"), is a limited liability company formed under the laws of the State of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority.

The Company introduces its customer accounts on a fully disclosed basis to self-clearing correspondent brokers.

2. Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates
This statement of financial condition was prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition
The company recognizes revenues as earned. Commissions are recorded on a trade-date basis as securities transactions occur. Consulting, placement and other fees are recognized as income when the Company renders the related services.

Security Valuation
GAAP establishes a disclosure hierarchy that categorizes the inputs to valuation techniques used to value assets and liabilities at measurement date. Fair value is defined as the price that the Company would receive upon selling an investment in an orderly transaction to an independent buyer in the principal or most advantageous market of the investment. The accounting rules establish a three-tier hierarchy to maximize the use of observable market data and minimize the use of unobservable inputs and to establish classification of fair value measurements for disclosure purposes. Inputs refer broadly to the assumptions that market participants would use in pricing the asset, including assumptions about risk, for example, the risk inherent in a particular valuation technique used to measure fair value including a pricing model and/or risk inherent in the inputs to the valuation technique. Inputs may be observable or unobservable. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the asset and liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. Each investment is assigned a level based upon the observability of the inputs, which are significant to the overall situation.

The three- tier hierarchy of inputs is summarized below:

Level 1: Quoted prices in active markets for identical investments

Level 2: Other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, etc.)

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

Investments in securities traded on a national securities exchange or listed on NASDAQ are valued at the last reported sales price on the primary exchange such securities are traded, unless there is no activity, in which case the mean between the last reported bid and the last reported ask price is used. Securities for which market quotations are not readily available are valued at their fair value, as determined in good faith under consistently applied procedures established by the Company.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed on a straight-line basis over the estimated useful lives of the assets.

Income Taxes

The Company is a limited liability company and is treated as a partnership for federal income tax purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal, state and local income taxes. Accordingly, the Company has not provided for federal and state income taxes.

The Company is subject to the New York City Unincorporated Business Tax.

At October 31, 2015, management has determined that the Company had no uncertain tax positions that would require financial statement recognition.

3. Receivables from Clearing Broker

At October 31, 2015, amounts due from the Company's clearing brokers represent its required deposit under the clearing agreement and net commissions.

4. FAIR VALUE MEASUREMENTS

U.S. GAAP defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 Inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 Unobservable inputs for the asset or liability that rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.)

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents the Company's fair value hierarchy for the investments measured at fair value on a recurring basis as of October 31, 2015.

	Level 1	Level 2	Level 3	Total
Corporate debt	$ 1,342,500			$ 1,342,500
Total	$ 1,342,500	$ -	$ -	$ 1,342,500

Corporate debt securities are valued based on quoted prices and are categorized in level 1 of the fair value hierarchy.

5. Off-Balance Sheet and Concentration of Credit Risk

The Company is engaged in various brokerage activities and securities transactions. The Company's transactions are introduced for execution and clearance to its clearing brokers on a fully disclosed basis. The agreement between the Company and its clearing brokers provides that the Company is obligated to assume any exposure related to non-performance by its customers. The Company's exposure to credit risk associated with non-performance of customers in fulfilling their obligation pursuant to securities transactions can be directly impacted by the volatility of the securities markets. In the event that a customer does not fulfill its obligation, the Company is exposed to credit risk. The Company seeks to control the risk associated with nonperformance by monitoring all customer activity and reviewing information it receives from its clearing broker on a daily basis. As of October 31, 2015, customer obligations to the clearing firm were collateralized by cash and securities with market values in excess of the obligations. The Company's cash and securities are held at its clearing brokers and is subject to the credit risk of the clearing brokers.

6. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At October 31, 2015, the Company had net capital of $1,057,834 which exceeded the required net capital by $1,033,881.

7. Concentration of Credit Risk

Substantially all of the assets of the Company are held by the firm's clearing brokers and therefore are subject to the credit risk at that those financial institutions. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these assets.

8. Office Space

The Company leases its office space under an operating lease expiring September 30, 2019. A Security deposit in the amount of $65,039 is on deposit with the landlord. The approximate future minimum payments required as of October 31, 2015, over the term of the current leases are as follows:

Year Ending October 31,	Total Commitments
2016	$ 184,995
2017	189,620
2018	194,361
Thereafter	182,238
	$ 751,214

9. Indemnifications

In the normal course of its business, the Company indemnifies its clearing brokers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for this indemnification.

10. Fixed Assets

Fixed assets consisted of the following at October 31, 2015:

Furniture	$ 69,000
Equipment and telephones	73,604
Leasehold improvements	18,612
Less: Accumulated depreciation and amortization	(32,282)
	$ 128,934

11. Continuing Operations

The members of the Company have committed to provide the capital to support the Company's continuing operations as needed. During 2015 capital contributions totaled $2,603,062.

12. Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (the "FASB") has established thc Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of the statement of financial condition in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending October 31, 2015, the Company has reviewed and determined that various ASUs issued by the FASB did not require that their provisions be included in the financial statements.

13. Subsequent Events

The Company has evaluated cvcnts subsequent to the balance sheet date for items requiring recording or disclosure in this statement of financial condition. The evaluation was performed through the date the statement of financial condition was available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on the statement of financial condition.